UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported) January 4, 2016

SIERRA BANCORP

(Exact name of registrant as specified in its charter)

California	000-33063	33-0937517
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

86 North Main Street, Porterville, CA 93257

(559) 782-4900
(Registrant’s telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.      Entry into a Material Definitive Agreement

On January 4, 2016, Sierra Bancorp (“Sierra”), and Coast Bancorp (“Coast”) entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”), providing for the acquisition of Coast by Sierra (“Merger”). Immediately following the effectiveness of the Merger, Coast National Bank, a wholly-owned subsidiary of Coast (“CNB”) will be merged with and into Bank of the Sierra, a wholly-owned subsidiary of Sierra (“BOS”), with BOS being the surviving bank in the merger (the “Bank Merger”).

Pursuant to the terms and subject to the conditions of the Merger Agreement, which has been approved by each of the Boards of Directors of Sierra, and Coast, each share of the common stock of Coast Bancorp will be entitled to receive, at the holder’s election subject to proration, (1) a cash payment, without interest, equal to the sum of (a) the number which is obtained by dividing $3,176,371 (subject to adjustment in certain circumstances specified in the Merger Agreement) by the number of shares of Coast Common Stock outstanding immediately prior to the effective time of the Merger, rounded up or down to the nearest cent plus (b) the product of 0.10302 multiplied by the volume-weighted average daily closing price of Sierra Common Stock for the twenty (20) trading days ending on the fifth day preceding the closing of the Merger (“Average Closing Price”) (such cash payment, the “Per Share Cash Consideration”); (2) shares of Sierra Common Stock equal to the Per Share Cash Consideration divided by the Average Closing Price (such amount, the “Per Share Stock Consideration”), or (3) a combination thereof. Holders of in-the-money Coast Bancorp stock options will receive $2.25 minus the exercise price per share with respect to the corresponding Coast Stock Option. Holders of approximately 123,181 Warrants to purchase shares of Coast Common Stock issued and outstanding shall be cancelled and become null and void unless exercised prior to the effective time of the Merger.

The Merger Agreement contains customary representations, warranties and covenants made by each of Sierra and Coast. In addition, Coast has agreed, among other things, not to solicit certain acquisition proposals. However, under certain circumstances, specified in the Merger Agreement, Coast is entitled to enter into discussion and negotiate with third parties who submit to Coast certain unsolicited acquisition proposals which the Board of Directors of Coast determines either constitute, or are reasonably likely to result in, a superior offer.

Completion of the Merger and the Bank Merger are subject to certain conditions, including, among other things, (i) approval of the Merger Agreement by the shareholders of Coast, (ii) receipt of all government consents and approvals required to consummate the Merger and the Bank Merger, (iii) absence of any injunction, order or legal restraint prohibiting the consummation of the Merger and the Bank Merger, and (iv) absence of a Material Adverse Effect, as defined in the Merger Agreement, on Coast. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct to the extent provided in the Merger Agreement and the other party having performed in all material respects its obligations under the Merger Agreement.

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The Merger Agreement contains certain termination rights for both Sierra and Coast, including, among others, if the Merger is not consummated on or before May 31, 2016, unless further extended in accordance with the Merger Agreement, if there is a Material Adverse Effect with respect to Coast, or if the requisite approval of the shareholders of Coast is not obtained. In addition, Coast is entitled under certain circumstances to terminate the Merger Agreement and enter into a definitive agreement with a third party providing for a superior offer and, in connection therewith, to concurrently pay to Sierra a termination fee in such event equal to $700,000 (the "Termination Fee"). The Termination Fee is also payable by Coast upon termination of the Merger Agreement in certain other instances as set forth in the Merger Agreement.

The Merger is expected to close in the second quarter of 2016.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference.

In connection with entering into the Merger Agreement, Sierra and Coast entered into a Voting and Non-Competition Agreement with each of the directors of Coast ("Voting and Non-Competition Agreements"), except for Anita M. Robinson, President and Chief Executive Officer of Coast, pursuant to which such directors have agreed, subject to the terms set forth therein, to vote their shares of Coast common stock in favor of the Merger and Bank Merger and related matters, and to become subject to certain non-competition and non-solicitation restrictions after the consummation of the Merger. Ms. Robinson, the Chief Executive Officer of Coast, has entered into a Voting and Non-Solicitation Agreement with Sierra (the "Voting and Non-Solicitation Agreement"), pursuant to which Ms. Robinson has agreed, subject to the terms set forth therein, to vote her shares of Coast common stock in favor of the Merger and Bank Merger and related matters, and to become subject to certain non-solicitation restrictions after the consummation of the Merger.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the form of Voting and Non-Competition Agreement and form of Voting and Non-Solicitation Agreement included as Exhibits B and C, respectively, to the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and is incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about Sierra, Coast or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Sierra, Coast or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosure by Sierra or Coast. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Sierra and Coast and their respective subsidiaries and affiliates that the respective companies include in reports, statements and other filings they make with the SEC, or their respective banking regulators, as applicable.

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Additional information about the Merger and where to find it

In connection with the proposed Merger, Sierra will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Sierra common stock to be issued to the shareholders of Coast. The registration statement will include Sierra’s prospectus and Coast’s proxy statement which will be sent to the Coast shareholders seeking their approval of the Merger and related matters in addition to other matters. In addition, Sierra and Coast may file other relevant documents concerning the proposed Merger with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Shareholders of Coast are urged to read the registration statement on Form S-4 and the proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed Merger because they will contain important information about Sierra, Coast and the proposed transaction.

Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained when it becomes available by directing a request by telephone or mail to Sierra Bancorp, 86 North Main Street, Porterville, California 93257, Attn: Corporate Secretary, telephone (559) 782-4900, or by accessing Sierra’s website at www.sierrabancorp.com under “Investor Relations,” or by directing a request by telephone or mail to Coast Bancorp, 500 Marsh Street, San Luis Obispo, California 93401, Attention: Anita M. Robinson, President and CEO, telephone (805) 541-0400, or by accessing Coast’s website at www.coastnationalbank.com under “About Us-Investor Relations.” The information on Sierra’s website or Coast’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings Sierra makes with the SEC.

Participants in the solicitation

Sierra and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sierra and Coast in connection with the transaction. Information about the directors and executive officers of Sierra is set forth in Annual Report on Form 10-K filed with the SEC on April 24, 2015.

Coast and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Sierra and Coast in connection with the Merger.

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Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger when it becomes available.

Item 7.01       Regulation FD Disclosure

Sierra is filing an investor presentation, which provides supplemental information regarding the proposed transaction and discusses certain elements of the Merger, which it intends to post on the investor relations portion of its website, which is located at www.sierrabancorp.com. The slides are included as Exhibit 99.2 to this report.

The information in the slides shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01       Other Events

On January 4, 2016, Sierra issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Additionally, a copy of an investor presentation, dated January 4, 2016, is attached as Exhibit 99.2 and is incorporated by reference into this Item 8.01.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Sierra cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed Merger and Bank Merger involving Sierra and Coast, including future financial and operating results, Sierra’s and Coast’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Coast shareholder approval; (ii) the risk that Sierra and Coast may be unable to obtain governmental and regulatory approvals required for the Merger and Bank Merger, or required governmental and regulatory approvals may delay the Merger and Bank Merger or result in the imposition of conditions that could cause the parties to abandon the Merger and Bank Merger; (iii) the risk that a condition to closing of the Merger and Bank Merger may not be satisfied; (iv) the timing to consummate the proposed Merger and Bank Merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) the effect of changes in governmental regulations; (xi) credit risk associated with an obligor’s failure to meet the terms of any contract with BOS or CNB or to otherwise perform as agreed; (xii) interest risk involving the effect of a change in interest rates on the bank's earnings and the market value of the portfolio equity; (xiii) liquidity risk affecting the bank’s ability to meet its obligations when they come due; (xiv) price risk focusing on changes in market factors that may affect the value of traded instruments in “mark-to-market” portfolios; (xv) transaction risk arising from problems with service or product delivery; (xvi) compliance risk involving risk to earnings or capital resulting from violations of or nonconformance with laws, rules, regulations, prescribed practices or ethical standards; (xvii) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (xviii) reputation risk that adversely affects earnings or capital arising from negative public opinion; (xix) terrorist activities risk that results in loss of consumer confidence and economic disruptions; (xx) economic downturn risk resulting in deterioration in the credit markets; (xxi) greater than expected noninterest expenses; (xxii) excessive loan losses and (xxiii) other factors which Sierra discusses or refers to in the “Risk Factors” section of its most recent Annual Report on Form 10-K filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement and none of Sierra or Coast undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 9.01       Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization and Merger, dated as of January 4, 2016 by and between Sierra Bancorp and Coast Bancorp (the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.1	Joint press release issued by Sierra Bancorp and Coast Bancorp dated January 4, 2016

99.2	Investor presentation slides, dated January 4, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 5, 2016	SIERRA BANCORP

	By:	/s/ Kenneth R. Taylor
	Name:	Kenneth R. Taylor
	Title:	Executive President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization and Merger, dated as of January 4, 2016 by and between Sierra Bancorp and Coast Bancorp (the schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.1	Joint press release issued by Sierra Bancorp and Coast Bancorp dated January 4, 2016

99.2	Investor presentation slides, dated January 4, 2016

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